Exhibit 4.13

DESCRIPTION OF THE REGISTRANT’S COMMON STOCK

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Titan Pharmaceuticals, Inc. has one class of securities, common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following is a summary of all material characteristics of our common stock as set forth in our certificate of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, all of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.13 is a part, and to the provisions of the Delaware General Corporation Law.

Common Stock

Our charter authorizes the issuance of up to 125,000,000 shares of common stock, par value $0.001 per share. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share, none of which are currently outstanding. Our board of directors is empowered, without stockholder approval, to issue shares of preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on a business combination. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

In addition to our authorized “blank check” preferred stock, the following provisions contained in our Certificate of Incorporation and our Bylaws could delay or discourage some transactions involving an actual or potential change in control of our company or management:

•	our board of directors without the assent or vote of the stockholders may make, alter, amend, change, add to or repeal our by-laws; and

•	our directors may fill any vacancies on our board, including vacancies resulting from a board resolution to increase the number of directors.

Our Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “TTNP.”

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